Exhibit 12.01
COMPUTATION OF RATIOS
June 30, 2016
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Six Months Ended June 30, 2016	Twelve Months Ended June 30, 2016	Years ended December 31,
Dollars in Millions			2015	2014	2013	2012	2011
Fixed Charges as defined:
Interest on debt	$172.9	$341.0	$327.8	$318.2	$305.9	$301.3	$287.0
Amortization of debt premium, discount and expense (net)	2.3	4.5	4.7	9.7	5.3	4.9	4.8
Interest component on rentals	1.7	3.6	3.7	4.1	4.9	4.9	5.2
Total Fixed Charges (A)	$176.9	$349.1	$336.2	$332.0	$316.1	$311.1	$297.0
Earnings as defined:
Pretax income from continuing operations	$406.3	$768.3	$1,138.4	$786.0	$693.8	$601.6	$555.6
Total fixed charges above	176.9	349.1	336.2	332.0	316.1	311.1	297.0
Pretax equity in (earnings) losses of investees	0.3	0.8	0.8	(1.4)	(3.2)	(3.3)	(2.9)
Cash distributions from equity investees	1.9	3.9	4.0	7.4	9.6	3.3	3.6
Total Earnings (B)	$585.4	$1,122.1	$1,479.4	$1,124.0	$1,016.3	$912.7	$853.3
Ratio of Earnings to Fixed Charges (B/A)	3.31	3.21	4.40	3.39	3.22	2.93	2.87

SCE&G:	Six Months Ended June 30, 2016	Twelve Months Ended June 30, 2016	Years ended December 31,
Dollars in Millions			2015	2014	2013	2012	2011
Fixed Charges as defined:
Interest on debt	$137.7	$271.5	$258.4	$237.6	$226.4	$217.4	$207.8
Amortization of debt premium, discount and expense (net)	1.7	3.5	3.7	4.4	4.2	3.9	3.9
Interest component on rentals	2.0	4.0	4.1	4.0	4.5	3.2	3.6
Total Fixed Charges (A)	$141.4	$279.0	$266.2	$246.0	$235.1	$224.5	$215.3
Earnings as defined:
Pretax income from continuing operations	$336.6	$697.6	$711.0	$676.0	$579.7	$509.5	$456.5
Total fixed charges above	141.4	279.0	266.2	246.0	235.1	224.5	215.3
Pretax equity in losses of investees	2.2	4.5	5.0	5.3	3.5	3.8	2.3
Total Earnings (B)	$480.2	$981.1	$982.2	$927.3	$818.3	$737.8	$674.1
Ratio of Earnings to Fixed Charges (B/A)	3.40	3.52	3.69	3.77	3.48	3.29	3.13